April 23, 2025

John C. Loeffler, II
Chief Executive Officer
CaliberCos Inc.
8901 E. Mountain View Rd. Ste. 150
Scottsdale, AZ 85258

        Re: CaliberCos Inc.
            Registration Statement on Form S-1
            Filed April 14, 2025
            File No. 333-286530
Dear John C. Loeffler, II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Thomas Poletti, Esq.